EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	2006	2005	2004	2003	2002

EARNINGS
Pre-tax income (loss)	$6,582	$(27,015)	$3,945	$(67,746)	$(79,157)
Fixed charges	14,808	17,433	13,638	11,205	4,611
Total	$21,390	$(9,582)	$17,583	$(56,541)	$(74,546)

FIXED CHARGES
Interest expense and amortization of
debt discount and premium on all
indebtedness	$13,521	$16,111	$12,354	$9,887	$3,257
Interest portion of rental expense	1,287	1,322	1,284	1,318	1,354
Total fixed charges	$14,808	$17,433	$13,638	$11,205	$4,611

Ratio of earnings to fixed
charges	1.4x	(A )	1.3x	(A )	(A )

(A)	Earnings were insufficient to cover fixed charges by $27.0 million, $67.7 million and $79.2 million in 2005, 2003 and 2002, respectively.